                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549



                                 SCHEDULE 13D
                                (RULE 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 1) 1


                                   DDi Corp.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  233162 10 6
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                                (CUSIP Number)

                        Ann Marie Viglione, Controller
                          Two Copley Place, 7th Flr.
                          Boston, Massachusetts 02116
                                (617) 572-3000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               October 10, 2000
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            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 10 Pages)

------------------------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 233162 10 6                                    PAGE 2 OF 10 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bain Capital Fund V, L.P. ("Fund V")
      EIN No.: 04-3290093

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,872,399 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,872,399 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,872,399 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 233162 10 6                                    PAGE 3 OF 10 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bain Capital Fund V-B, L.P. ("Fund V-B")
      EIN No.: 04-3290775

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            4,887,661 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,887,661 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,887,661 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      12.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 233162 10 6                                    PAGE 4 OF 10 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BCIP Associates ("BCIP")
      EIN No.: 04-3109427

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,684,368 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,684,368 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,684,368 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 233162 10 6                                    PAGE 5 OF 10 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BCIP Trust Associates, L.P. ("BCIP Trust")
      EIN No.: 04-3109428

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            732,569 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             732,569 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      732,569 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Unless set forth below, all previously reported Items are unchanged.

Item 5.   INTEREST IN SECURITIES OF THE COMPANY.

  (a) By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by the members of the group as a whole. As of the date hereof, the Reporting Persons collectively own an aggregate of 9,176,997 shares, or approximately 23.3% of the outstanding shares based of 39,320,390 shares outstanding (the "Outstanding Shares") as of June 30, 2000 as reported by the Company on its amended quarterly report on Form 10-Q for the quarterly period ended June 30, 2000, filed with the Commission on August 14, 2000. Each of the Reporting Persons expressly disclaims beneficial ownership of those shares held by any other members of such group.

  (b) As of the date hereof, Fund V beneficially owns 1,872,399 shares representing 4.8% of the Outstanding Shares. Fund V has sole voting and sole dispositive power with respect to such shares.

  As of the date hereof, Fund V-B beneficially owns 4,887,661 shares representing 12.4% of the Outstanding Shares. Fund V-B has sole voting and sole dispositive power with respect to such shares.

  Bain Capital Partners V, L.P. ("Bain Partners V"), as the sole general partner of Fund V and Fund V-B, may be deemed to share voting and dispositive power with respect to 6,760,060 shares currently held by Fund V and Fund V-B, representing approximately 17.2% of the Outstanding Shares. The filing of this Statement by Bain Partners V shall not be construed as an admission that Bain Partners V is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Fund V and Fund V-B.

  Bain Capital Investors V, Inc. ("Bain Investors V"), as the sole general partner of Bain Partners V, may be deemed to share voting and dispositive power with respect to 6,760,060 shares currently held by Fund V and Fund V-B, representing approximately ) 17.2% of the Outstanding Shares. The filing of this Statement by Bain Investors V shall not be construed as an admission that Bain Investors V is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Fund V and Fund V-B.

  As of the date hereof, BCIP beneficially owns 1,684,368 shares representing 4.3% of the Outstanding Shares. BCIP has sole voting and sole dispositive power with respect to such shares.


                                    6 of 10

  As of the date hereof, BCIP Trust beneficially owns 732,569 shares representing 1.9% of the Outstanding Shares. BCIP Trust has sole voting and sole dispositive power with respect to such shares.

  As member of the Management Committee of each of BCIP and BCIP Trust, W. Mitt Romney and Joshua Bekenstein may be deemed to share voting and dispositive power with respect to the 2,416,937 or 6.1% of Outstanding Shares held by BCIP and BCIP Trust. The filing of this Statement shall not be construed as an admission that W. Mitt Romney or Joshua Bekenstein is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares held by such entities.

  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that a Reporting Person is the beneficial owner of any of the shares other than those which the Reporting Person has acquired as a result of the Merger.

  (c) In the past sixty days, the Reporting Persons have disposed of Common Stock through distributions to partners and as a result of a secondary offering of the Company's Common Stock (the "Second Offering").

  On October 10, 2000, Fund V-B made a pro-rata in-kind distribution of 18,573 shares of the Company's Common Stock to its general partner, Bain Partners V, which in turn distributed the shares to its limited partners, who distributed all such shares to charitable organizations. Similarly, BCIP and BCIP Trust distributed 56,621 shares and 5,396 shares, respectively, of Common Stock of the Company to its partners who distributed all such shares to charities.

  In the Second Transaction, the Reporting Persons sold an additional 994,279 shares of the Company's Common Stock, at a price of $26.48 per share, pursuant to an Underwriting Agreement with Credit Suisse First Boston ("CSFB"), as representative of several underwriters, dated October 10, 2000 (the "Underwriting Agreement"). The shares were sold on two dates. On October 11, 2000, Fund V sold 121,083 shares of the Company's Common Stock, Fund V-B sold 297,511 shares of Common Stock, BCIP sold 51,906 shares of Common Stock and BCIP Trust sold 41,922 shares of Common Stock to CSFB. Payment was by wire and the transaction closed on October 16, 2000.

  On October 16, 2000, also pursuant to the Underwriting Agreement, the Reporting Persons sold additional shares of the Company's Common Stock to CSFB. Fund V sold 98,387 shares of Common Stock, Fund V-B sold 256,837 shares of Common Stock, BCIP sold 88,185 shares of Common Stock and BCIP Trust sold 38,448 shares of Common Stock, each at a price of $26.48 per share. The transfer was by physical delivery of the certificates at the offices of counsel for the Reporting Persons; payment was made by wire and the transaction closed on October 19, 2000.

                                    7 of 10

  (d) No person other than the Reporting Persons may have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities that are the subject of this filing.

  (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

  The responses to Item 5 and Item 7 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated herein by reference.

  Except for the agreements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

 I Joint Filing Agreement dated October 31, 2000 by and between the Reporting Persons.

 II  Underwriting Agreement dated October 10, 2000 (previously filed as Exhibit
     1.1 to S-1/A filed October 10, 2000)


                                    8 of 10

                                  SIGNATURES

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  October 31, 2000


                    BAIN CAPITAL FUND V, L.P.
                    BAIN CAPITAL FUND V-B, L.P.
                     By Bain Capital Partners V, L.P., its general partner
                      By Bain Capital Investors V, Inc., its general partner


                         By /s/ Stephen G. Pagliuca
                            -----------------------
                                Stephen G. Pagliuca
                                Managing Director


                         BCIP ASSOCIATES
                         BCIP TRUST ASSOCIATES, L.P.


                         By /s/ Stephen G. Pagliuca
                            -----------------------
                                Stephen G. Pagliuca
                                Authorized Partner

                      AGREEMENT REGARDING THE JOINT FILING
                       OF AMENDMENT NO. 1 TO SCHEDULE 13D

The undersigned hereby agree as follows:

  (i)  Each of them is individually eligible to use the Amendment No. 1 to
Schedule 13D to which this Exhibit is attached, and the Amendment No. 1 to
Schedule 13D is filed on behalf of each of them; and

  (ii) Each of them is responsible for the timely filing of such Amendment No. 1 to Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: October 31, 2000

                  BAIN CAPITAL FUND V, L.P.
                  BAIN CAPITAL FUND V-B, L.P.
                   By Bain Capital Partners V, L.P., its general partner
                    By Bain Capital Investors V, Inc., its general partner



                         By /s/ Stephen G. Pagliuca
                            -----------------------
                                Stephen G. Pagliuca
                                Managing Director


                         BCIP ASSOCIATES
                         BCIP TRUST ASSOCIATES, L.P.


                         By /s/ Stephen G. Pagliuca
                            -----------------------
                                Stephen G. Pagliuca
                                Authorized Partner